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                              October 13, 2022

       Gaofei Wang
       Chief Executive Officer
       Weibo Corporation
       8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: Weibo Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-36397

       Dear Gaofei Wang:

              We have reviewed your September 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Risk Factors
       Summary of Risk Factors, page 13

   1. We note the proposed revisions provided in response to prior comment 1, including a
                                                        statement that    the
laws, regulations and the discretion of mainland China governmental authorities discussed
in this annual report are expected to apply to mainland China entities and businesses, rather
than entities or businesses in Hong Kong which operate under a different set of laws
from mainland China.    Please revise to disclose that the PRC
                                                        government has
significant authority to intervene or influence your Hong Kong operations at any time.
 Gaofei Wang
Weibo Corporation
October 13, 2022
Page 2
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 117

2. We note from your response to prior comment 7 that for customers who transact business with the company through advertising agencies, the advertising agency collects payment from the advertiser, including payment for online advertising services rendered by the company and other professional services provided by the advertising agency. Please tell us what portion of the advertisers' payments are included in the company's revenue. That is, clarify whether you recognize the total payment collected by the advertising agency or only the portion related to the online advertising services. If you recognize the total payment collected by the advertising agency, tell us how you account for the portion related to services provided by the advertising agency as well as any sales rebates provided to the advertising agency. Also, tell us the amount of revenue generated from business transacted through distributors and third-party advertising agencies for each period presented. Lastly, revise your disclosures in Note 2 to your consolidated financial statements, as necessary.
3. You state that the total number of advertisers was 1.0 million in 2021 compared to 1.6 million in 2020. Please tell us, and revise to disclose, how you define "advertisers." With regard to business transacted through advertising agencies, specifically clarify whether you consider the advertising agency or the advertiser as your customer, and describe to us the agreements between you and the advertising agency and you and the advertiser, if any. In this regard, you disclose on page 77 that you enter into agreements with advertising agencies and that you may provide sales rebates to advertising agencies. Also, tell whether any advertising agency comprised more than 10% of your revenue during each period presented. If so, tell us the percentage of revenue generated from each such agency.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                           Sincerely,
FirstName LastNameGaofei Wang
                                                           Division of
Corporation Finance
Comapany NameWeibo Corporation
                                                           Office of Technology
October 13, 2022 Page 2
cc:       Yuting Wu
FirstName LastName